UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

INTERVOICE, INC.

(Name of Issuer)

Common Stock, No par Value

(Title of Class of Securities)

461142 10 1

(CUSIP Number)

Barry H. Genkin, Esquire

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

May 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 461142 10 1	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) DAVID W. BRANDENBURG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 424,949
8 SHARED VOTING POWER 1,004,213
9 SOLE DISPOSITIVE POWER 424,949
10 SHARED DISPOSITIVE POWER 1,004,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,162
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 461142 10 1	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) BRANDENBURG LIFE FOUNDATION 75-2651513
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)* 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 187,800
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 187,800
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%
14	TYPE OF REPORTING PERSON (See Instructions)* CO

CUSIP No. 461141 10 1	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TIMOTHY W. HARRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 19,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 19,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 461142 10 1	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) STUART BARAB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 50,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 50,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 461142 10 1	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) MICHAEL J. WILLNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,137,022
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,137,022
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,022
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 461142 10 1	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) DANIEL D. HAMMOND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 500,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 500,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	SECURITY AND ISSUER.

This statement relates to shares of the Common Stock, no par value (the “Shares”), of Intervoice, Inc., a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 17811 Waterview Parkway, Dallas, Texas 75252.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by David W. Brandenburg, a charitable foundation organized by David W. Brandenburg and his wife, Diana L. Brandenburg, known as the Brandenburg Life Foundation (the “Foundation”), Timothy W. Harris, Stuart Barab, Michael J. Willner and Daniel D. Hammond. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 and attached as Exhibit A hereto. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of Mr. Brandenburg is 401 North Point Road, #1002, Osprey, Florida 34229.

The principal business address (which is also the address of its principal office) of the Foundation is 9500 Plains Circle, Frisco, Texas 75034. The name, citizenship, present principal occupation or employment and the business address of each director and executive officer of the Foundation is set forth on Schedule I attached hereto.

The principal business address of Mr. Harris is 24 Greenway Plaza, Suite 1050, Houston, Texas 77046.

The principal business address of Mr. Barab is 9132 Branch Hollow Drive, Dallas, Texas 75243.

The principal business address of Mr. Willner is 150 Allendale Road, King of Prussia, Pennsylvania 19406.

The principal business address of Mr. Hammond is 801 E. Campbell Road, Suite 140, Richardson, Texas 75081.

(c) The principal occupation of Mr. Brandenburg is philanthropist and private investor. Mr. Brandenburg has previously held various executive positions with the Issuer, including Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer and President. Mr. Brandenburg retired as Chairman and Chief Executive Officer of the Issuer in November 2004 and left Intervoice’s Board of Directors in December 2004. He had re-joined the Issuer as Chief Executive Officer in June 2000 and also served as Chairman of the Board of the Issuer from December 2000 until his retirement in November 2004. Mr. Brandenburg also held the position of President of the Issuer from February 2001 to July 2002.

The principal business of the Foundation is to act as a charitable foundation qualified under Section 501(c)(3) of the Internal Revenue Code.

The principal occupation of Mr. Harris is President and CEO of Questia Media, Inc., an online digital library company located at 24 Greenway Plaza, Suite 1050, Houston, Texas 77046.

The principal occupation of Mr. Barab is an individual consultant to high technology defense, medical device and telecommunications companies.

The principal occupation of Mr. Willner is the founder and President of Willner Properties Services, Inc., a real estate development, management and leasing company located at 150 Allendale Road, King of Prussia, Pennsylvania 19406.

The principal occupation of Mr. Hammond is President of Hammond Development International, Inc., a real estate investment company, located at 801 E. Campbell Road, Suite 140, Richardson, Texas 75081. Mr. Hammond is a founder of the Issuer and served as its Chief Executive Officer from June 1986 to June 2000. He served on the Issuer’s Board of Directors from January of 1984 until December of 2000 and as Chairman of its Board from December of 1990 until December 2000. Mr. Hammond also served in an advisory capacity to the Issuer and its former Chief Executive Officer, David W. Brandenburg, from January of 2001 until February of 2004.

(d) No Reporting Person (including the directors and officers of the Foundation) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person (including the directors and officers of the Foundation) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons, other than the Foundation are citizens of the United States of America. The Foundation is a not-for-profit corporation organized under the laws of the state of Texas.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 1,241,362 shares owned directly by Mr. David W. Brandenburg is $9,477,772, including brokerage commissions. The Shares were acquired with personal funds through various accounts, some of which have margin capabilities. Among other things, Mr. Brandenburg may use these accounts to buy and sell securities, some on temporary margin. Since other securities, investments and funds used for expenses are held in these accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares. Mr. Brandenburg may also be deemed to beneficially own 187,800 Shares held by the Foundation. Information regarding the purchase of such Shares is described below.

The aggregate purchase price of the 187,800 Shares owned by the Foundation is $1,486,820, including brokerage commissions. The Shares owned by the Foundation were purchased in the open market with funds acquired from private donations including donations of cash and securities made by Mr. and Mrs. Brandenburg. All of the Shares held by the Foundation are held in an account which has margin capabilities. Among other things, the Foundation may use this account to buy and sell securities, some on temporary margin. Since other securities, investments and funds used for charitable donations are held in this account, it is not possible to determine the amounts, if any, of margin used with respect to the Shares.

The aggregate purchase price of the 19,000 Shares owned by Mr. Harris is $231,660 including brokerage commissions. The Shares were acquired with personal funds.

The aggregate purchase price of the 50,000 Shares owned by Mr. Barab is $277,366, including brokerage commissions. The Shares were acquired with personal funds.

The aggregate purchase price of the 1,137,022 Shares owned by Mr. Willner is $10,494,713, including brokerage commissions. The shares owned by Mr. Willner were acquired with personal funds through various accounts, one of which is a margin account in which various securities are bought and sold. Certain of the Shares held by Mr. Willner are held in a margin account. The amounts in this account varies from time to time and may from time to time have a debit balance. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

The aggregate purchase price of the 500,000 Shares owned by Mr. Hammond is $3,399,683, including brokerage commissions. The Shares owned by Mr. Hammond were acquired with personal funds.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

On May 30, 2007, David W. Brandenburg issued a press release and delivered notice to the Issuer of his intent to nominate a slate of directors for election and to propose amendments to certain provisions of the Issuer’s Third Restated Bylaws (the “Bylaws”) as described below, at the Issuer’s 2007 Annual Meeting of Shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”), and of his intention to solicit proxies from the Issuer’s shareholders in connection therewith. A copy of the press release dated May 30, 2007 and the notification letter are attached hereto as Exhibits B and C, respectively, to this Schedule 13D and incorporated by reference herein. Any descriptions herein of the press release and letter are qualified in their entirety by reference to the press release and letter.

On May 30, 2007, Mr. Brandenburg made his demand to inspect shareholder records of the Issuer pursuant to Article 2.44 of the Texas Business Corporation Act. On May 31, 2007, Mr. Brandenburg made a revised demand to inspect shareholder records of the Issuer. A copy of each of the demand letter and revised demand letter is attached as Exhibit D and E, respectively, to this Schedule 13D and incorporated by reference herein, and any descriptions herein of the demand letter or the revised demand letter are qualified in their entirety by reference to such letters.

On June 1, 2007, David W. Brandenburg filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the Annual Meeting, related to the solicitation of proxies from the Issuer’s shareholders for the following Proposals:

1.	To elect a slate of seven director nominees, David W. Brandenburg, Wilson David “Bill” Fargo, Mark A. Weinzierl, Daniel D. Hammond, Stuart Barab, Timothy W. Harris and Michael J. Willner (the “Nominees”), to serve as directors of the Issuer for a term that expires at the annual meeting of shareholders to be held in the year 2008 (“Proposal 1”);

2.	To amend Section 3.02 of the Bylaws to set the size of the Board at seven (7) directors and eliminate the ability of the Issuer’s Board of Directors (the “Issuer’s Board”) to increase its size without the unanimous consent of the Issuer’s Board (“Proposal 2”);

3.	To amend Article IX of the Bylaws to require the unanimous vote of all directors in order to further amend Section 3.02 of the Bylaws, which fixes the number of directors constituting the Issuer’s Board (“Proposal 3”); and

4.

To repeal each provision of the Issuer’s Bylaws and any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) since July 21, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board, other than those provisions which were duly adopted by the shareholders of the Issuer and those provisions which under Texas law cannot be repealed by the shareholders of the Issuer, and to provide that, without the affirmative vote of the holders of a majority of the stock of the Issuer having voting power, the Issuer’s Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision (“Proposal 4,” and collectively with Proposal 1, Proposal 2 and Proposal 3, the “Proposals”).

On June 1, 2007, Mr. Brandenburg issued a press release announcing the filing of his preliminary proxy materials with the SEC. A copy of the press release issued by Mr. Brandenburg announcing the filing of his preliminary proxy materials with the SEC is attached hereto as Exhibit F to this Schedule 13D and incorporated by reference herein and any description of the press release contained herein is qualified in its entirety by reference to the press release.

Upon finalization of his proxy materials, Mr. Brandenburg intends to solicit proxies from the shareholders of the Issuer in order to have the foregoing Proposals approved, including the election of the Nominees. Messrs. Hammond, Barab, Fargo, Harris, Weinzierl and Willner by, among other things, their status as Nominees, may be deemed to be participants in that solicitation, as such term is defined in Instruction 3 to Item 4 of Schedule 14A.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his/its investment in the Issuer as he/it deems appropriate including, without limitation, making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of his/its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing his/its intention with respect to any and all matters referred to in Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 38,844,915 Shares outstanding, which is the total number of Shares reported to be outstanding in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on May 9, 2007. As of the close of business on June 1, 2007, the Reporting Persons beneficially owned an aggregate of 3,135,184 Shares constituting approximately 8.1% of the Shares outstanding.

As of the close of business on June 1, 2007, David W. Brandenburg beneficially owned 1,429,162 Shares, constituting approximately 3.7% of the Shares outstanding. The amounts reported as beneficially owned by Mr. Brandenburg include 187,000 Shares held by the Foundation.

As of the close of business on June 1, 2007, the Foundation beneficially owned 187,800 Shares, constituting less than one percent of the Shares outstanding. The amounts reported as beneficially owned by the Foundation exclude shares held by the individual directors and officers of the Foundation.

As of the close of business on June 1, 2007, Timothy W. Harris beneficially owned 19,000 Shares, constituting less than one percent of the Shares outstanding.

As of the close of business on June 1, 2007, Stuart Barab beneficially owned 50,000 Shares, constituting less than one percent of the Shares outstanding.

As of the close of business on June 1, 2007, Michael J. Willner beneficially owned 1,137,022 Shares, constituting 2.9% of the Shares outstanding.

As of the close of business on June 1, 2007, Daniel D. Hammond beneficially owned 500,000 Shares, constituting 1.3% of the Shares outstanding.

(b) Mr. Brandenburg has the sole power to vote and dispose of 424,949 Shares beneficially owned by him reported in this Schedule 13D, including 187,800 Shares held by the Foundation. In addition, Mr. Brandenburg has shared power with his spouse, Diana Brandenburg, with respect to the voting and disposition of 1,004,213 Shares held jointly by Mr. and Mrs. Brandenburg.

Mr. Brandenburg has the sole power to vote and dispose of the Shares beneficially owned by the Foundation reported in this Schedule 13D.

Mr. Harris has shared power with his spouse with respect to the voting and disposition of the Shares beneficially owned by him reported in this Schedule 13D.

Mr. Barab has sole power to vote and dispose of the Shares beneficially owned by him reported in this Schedule 13D.

Mr. Willner has sole power to vote and dispose of the Shares beneficially owned by him reported in this Schedule 13D.

Mr. Hammond has sole power to vote and dispose of the Shares beneficially owned by him reported in this Schedule 13D.

(c) Schedule II attached hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons unless otherwise indicated on Schedule II, all of such transactions were effected in the open market.

(d) Except as set forth in this Schedule 13D with respect to shared voting and dispositive power by certain of the Reporting Persons with their spouses, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 29, 2007, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference. Any description of this agreement contained herein is qualified in its entirety by reference to this agreement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement by and among David W. Brandenburg, Brandenburg Life Foundation, Timothy W. Harris, Stuart Barab, Michael J. Willner and Daniel D. Hammond, dated May 29, 2007.

Exhibit B	Press Release dated May 30, 2007 announcing David Brandenburg’s intention to nominate and seek to elect individuals to the Issuer’s Board of Directors, to propose amendments to Issuer’s Bylaws, and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit C	Notification Letter dated May 30, 2007 notifying the Issuer of David Brandenburg’s intention to nominate directors for election to the Issuer’s Board of Directors, propose amendments to the Issuer’s Bylaws and solicit proxies in connection with Issuer’s Annual Meeting.

Exhibit D	Demand Letter dated May 30, 2007 requesting inspection of shareholder records of the Issuer.

Exhibit E	Revised Demand Letter dated May 31, 2007 with respect to inspection of shareholder records of the Issuer.

Exhibit F	Press Release dated June 1, 2007 announcing David Brandenburg’s filing of his preliminary proxy materials.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2007

/s/ DAVID W. BRANDENBURG
DAVID W. BRANDENBURG

BRANDENBURG LIFE FOUNDATION

By:	/s/ DAVID W. BRANDENBURG
	Name:	David W. Brandenburg
	Title:	President

/s/ TIMOTHY W. HARRIS
TIMOTHY W. HARRIS

/s/ STUART BARAB
STUART BARAB

/s/ MICHAEL J. WILLNER
MICHAEL J. WILLNER

/s/ DANIEL D. HAMMOND
DANIEL D. HAMMOND

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF THE BRANDENBURG LIFE FOUNDATION

The following sets forth the name, position and principal occupation of each director and executive officer of the Foundation. Each such person named below is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o the Foundation, 9500 Plains Circle, Frisco, Texas 75034. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Foundation own any Shares.

Name	Position with Foundation
David W. Brandenburg[1]	Director and President

Diana L. Brandenburg[2]	Director, Vice President, Secretary and Treasurer

Geraldine K. Gurney[3]	Director

[1]	See Item 2 of the Schedule 13D for additional information on Mr. Brandenburg.

[2]	Diana Brandenburg is a philanthropist and her business address is 401 North Point Road, #1002, Osprey, FL 34299.

[3]	Ms. Gurney is a homemaker. Ms. Gurney is the sister of Diana Brandenburg and sister-in-law of David W. Brandenburg. Ms. Gurney owns 17,840 Shares.

Schedule II

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. Unless otherwise indicated, all such transactions were effected in the open market.

MICHAEL J. WILLNER

Date of Transaction	Shares Purchased / (Sold)	Price Per Share
4/10/07	2,877	$6.75
4/12/07	5,000	$6.53
4/13/07	2,300	$6.59
4/27/07	2,500	$6.34
4/27/07	2,500	$6.35
4/27/07	4,000	$6.35
4/27/07	5,000	$6.37
4/27/07	5,000	$6.45
5/1/07	1,981	$6.25

DANIEL D. HAMMOND

Date of Transaction	Shares Purchased / (Sold)	Price Per Share
4/2/07	11,089	$6.589
4/3/07	40,047	$6.699
4/27/07	26,000	$6.295
4/30/07	74,000	$6.32
5/15/07	50,000	$6.864
5/16/07	100,000	$6.901
5/17/07	33,000	$7.245
5/18/07	65,864	$7.289

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement by and among David W. Brandenburg, Brandenburg Life Foundation, Timothy W. Harris, Stuart Barab, Michael J. Willner and Daniel D. Hammond, dated May 29, 2007.

Exhibit B	Press Release dated May 30, 2007 announcing David Brandenburg’s intention to nominate and seek to elect individuals to the Issuer’s Board of Directors, to propose amendments to Issuer’s Bylaws, and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit C	Notification Letter dated May 30, 2007 notifying the Issuer of David Brandenburg’s intention to nominate directors for election to the Issuer’s Board of Directors, propose amendments to the Issuer’s Bylaws and solicit proxies in connection with Issuer’s Annual Meeting.

Exhibit D	Demand Letter dated May 30, 2007 requesting inspection of shareholder records of the Issuer.

Exhibit E	Revised Demand Letter dated May 31, 2007 with respect to inspection of shareholder records of the Issuer.

Exhibit F	Press Release dated June 1, 2007 announcing David Brandenburg’s filing of his preliminary proxy materials.

EXHIBIT A

JOINT FILING AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Intervoice, Inc., a Texas corporation (the “Company”);

WHEREAS, David W. Brandenburg intends to solicit proxies at the Company’s 2007 annual meeting of stockholders, and any adjournments, postponements, continuations and reschedulings thereof (the “Annual Meeting”), to

1.	To elect a slate of seven director nominees, David W. Brandenburg, Wilson David “Bill” Fargo, Mark A. Weinzierl, Timothy W. Harris, Stuart Barab, Michael J. Willner and Daniel D. Hammond (the “Nominees”), to serve as directors of the Company for a term that expires at the annual meeting of shareholders to be held in the year 2008 (“Proposal 1”);

2.	To amend Section 3.02 of the Third Restated Bylaws of the Company (the “Bylaws”) to set the size of the board at seven (7) directors and eliminate the ability of the Company’s Board of Directors (the “Company Board”) to increase its size without the unanimous consent of the Company’s Board (“Proposal 2”);

3.	To amend Article IX of the Bylaws to require the unanimous vote of all directors in order to further amend Section 3.02 of the Bylaws, which fixes the number of directors constituting the Company’s Board (“Proposal 3”); and

4.	To repeal each provision of the Company’s Bylaws and any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the by-laws) since July 21, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board, other than those provisions which were duly adopted by the shareholders of the Company and those provisions which under Texas law cannot be repealed by the shareholders of the Company, and to provide that, without the affirmative vote of the holders of a majority of the stock of the Company having voting power, the Company’s Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision (“Proposal 4,” and collectively with Proposal 1, Proposal 2 and Proposal 3, the “Proposals”).

NOW, IT IS AGREED, this 29th day of May, 2007 by the parties hereto, intending to be legally bound hereby:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required under applicable securities laws. Each of the undersigned agrees to the joint filing of any necessary amendments to the Schedule 13D. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this Agreement is in effect, each of the undersigned shall provide written notice to Blank Rome LLP (“Blank Rome”) and to the other parties of (a) any of their purchases or sales of securities of the Company or (b) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than twenty-four (24) hours after each such transaction.

3. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase securities of the Company, as he/it deems appropriate, in his/its sole discretion.

4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

5. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Texas.

6. The obligations of each party under this Agreement terminate automatically without any further action on the part of such party on the first business day following the conclusion of the 2007 Annual Meeting.

7. Each party acknowledges that Blank Rome shall act as counsel for both the Group and David W. Brandenburg.

8. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

9. Each Reporting Person hereby constitutes and appoints David W. Brandenburg as his/its true and lawful attorney-in-fact and agent, with full power of substitution, for him or it and in his or its name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D under the Exchange Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and the requisite and necessary to be done in and about the premises as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

[REST OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

/s/ DAVID W. BRANDENBURG
David W. Brandenburg

Brandenburg Life Foundation

By:	/s/ DAVID W. BRANDENBURG
	Name:	David W. Brandenburg
	Title:	President

/s/ TIMOTHY W. HARRIS
Timothy W. Harris

/s/ STUART BARAB
Stuart Barab

/s/ MICHAEL J. WILLNER
Michael J. Willner

/s/ DANIEL D. HAMMOND
Daniel D. Hammond

EXHIBIT B

Investor Contacts:

Innisfree M&A Incorporated

Arthur B. Crozier

1-888-750-5834

Media Contacts:

David W. Brandenburg

1-214-498-1000

FOR IMMEDIATE RELEASE

FORMER CHAIRMAN AND CEO OF INTERVOICE (NASDAQ: INTV)

DAVID W. BRANDENBURG DISCLOSES HIS NOMINATION OF

SEVEN DIRECTOR CANDIDATES FOR INTERVOICE’S BOARD

Proposes Slate of Highly Qualified and Experienced Nominees

OSPREY, FLORIDA May 30, 2007 – David W. Brandenburg today announced that he intends to solicit proxies relating to the 2007 annual meeting of shareholders of Intervoice, Inc. (Nasdaq: INTV) to elect seven highly qualified and experienced individuals, including himself and Daniel D. Hammond, a co-founder of Intervoice, to replace the existing Board of Directors of Intervoice. Mr. Brandenburg has detailed his intention in a written notice that is being delivered to Intervoice today and which will be made publicly available when it is filed with the Securities and Exchange Commission. Mr. Brandenburg owns 1,429,162 shares of Intervoice’s common stock representing approximately 3.5% percent of Intervoice’s issued and outstanding shares, based upon the amount of shares reported to be issued and outstanding in Intervoice’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007. In addition to being a major shareholder, Mr. Brandenburg is a former Chairman, CEO and director of Intervoice.

“As a major shareholder focused on creating greater value for all Intervoice shareholders, I believe that it is time for a change in Intervoice’s direction and in its governance,” said David W. Brandenburg. “In recent months, I have made recommendations to the company in an attempt to assist it in growing its revenues and enhancing its profitability. While I believe that Intervoice has adopted a few of my recommendations and ideas for positioning the company for future growth and profitability, much more remains to be done if Intervoice is going to be able to return greater value to its shareholders. As directors of a reconstituted Board, my nominees will press Intervoice to focus urgently on growing revenues and increasing returns for investors. My nominees will provide fresh thinking, fresh perspectives and fresh ideas. My fellow Intervoice shareholders should be entitled to the opportunity to vote for an alternative slate of director nominees – that is the opportunity to replace the entire incumbent board with new members with a different base of experience and expertise. Alternatively, if shareholders wish to maintain the status quo, they can vote to re-elect the incumbent directors. I believe that just the presence of an alternative slate of director nominees will benefit all shareholders and will increase the likelihood that meaningful actions will be taken to benefit Intervoice and its shareholders.”

David W. Brandenburg’s seven director nominees, including himself, together form a highly qualified, experienced and dedicated team that is committed to positioning the company for long-term growth and profitability and delivering value for shareholders. If elected, they will be actively engaged in guiding Intervoice’s senior management, and holding them accountable for delivering consistent revenue growth and profitability.

In addition to the election of his nominees, David W. Brandenburg is also notifying Intervoice that he will also be soliciting proxies in support of shareholder proposals intended to prevent the current Board members from seeking to entrench themselves and frustrate the will of the shareholders by, among other things, expanding the size of the current Board or otherwise creating obstacles to providing Intervoice shareholders with the choice and opportunity to vote on Mr. Brandenburg’s nominees.

David W. Brandenburg also announced today that, in connection with his intended solicitation of proxies to be used at the 2007 annual meeting of shareholders, he has retained the law firms of Blank Rome LLP and Akin Gump Strauss Hauer & Feld LLP as his legal advisors and Innisfree M&A Incorporated as his proxy solicitor.

Nominees Fully Committed to Driving Shareholder Value

Mr. Brandenburg has assembled the following slate of highly qualified and experienced nominees who, if elected, will provide Intervoice with the strong leadership and strategic direction necessary to drive and enhance shareholder value. They are fully committed to serving in the best interests of all shareholders. The nominees beneficially own, in the aggregate, 3,135,184 shares of Intervoice’s common stock, representing approximately 8% of the issued and outstanding shares, based upon the amount of shares reported to be issued and outstanding in Intervoice’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007.

•

David W. Brandenburg - Mr. Brandenburg is a former Chairman and Vice Chairman of the Board of Directors, Chief Executive Officer and President of Intervoice. Mr. Brandenburg’s current principal occupation is serving as a private, self-employed investor and philanthropist. He is President of the Brandenburg Life Foundation, a 501(c)(3) charitable foundation which he founded with his wife in 1996. Mr. Brandenburg retired as Chairman and Chief Executive Officer of Intervoice in November 2004 and left Intervoice’s Board of Directors in December 2004. He had re-joined Intervoice as Chief Executive Officer in June 2000 and also served as Chairman of the Board of Intervoice from December 2000 until his retirement in November 2004. Mr. Brandenburg also held the position of President of Intervoice from February 2001 to July 2002. Mr. Brandenburg served as President and Chief Executive Officer of AnswerSoft, Inc. a global provider of call center software automation solutions from November 1997 to May 1998, at which time it completed a merger with Davox Corporation. Davox subsequently changed its name to Concerto Software, Inc. and, following a merger with Aspect Communications Corp., is now part of Aspect Software, Inc., a privately-held company. Mr. Brandenburg first joined Intervoice as Chief Operating Officer in July 1990 after having served as a Director since 1989. He was promoted to President of Intervoice in 1991 where he served until December 1994 when he relinquished his position of President and assumed the position of Vice Chairman of the Board of Intervoice until May 1995.

•

Daniel D. Hammond – Mr. Hammond currently serves as President of Hammond Development International, Inc., a privately-held real estate investment company. He is a founder of Intervoice and served as its Chief Executive Officer from June 1986 to June 2000. Mr. Hammond served on Intervoice’s Board of Directors from January of 1984 until December of 2000 and as Chairman of its Board from December of 1990 until December 2000. He also served in an advisory capacity to Intervoice and its former Chief Executive Officer, David W. Brandenburg, from January of 2001 until February of 2004. Mr. Hammond is the named inventor of five U.S. patents issued to Intervoice and one U.S. patent pending.

•

Wilson David “Bill” Fargo - Mr. Fargo is a former Senior Vice President, General Counsel and Corporate Secretary of Compaq Computer Corporation, which was acquired by Hewlett-Packard Company in May 2002. He served in this position from 1984 until his retirement in 1996. Mr. Fargo was previously employed by Texas Instruments, Incorporated from 1966 to 1984. During his tenure with Texas Instruments, Mr. Fargo served in various positions in that company’s corporate legal department including Vice-President of U.S. and Europe Legal Operations.

•

Stuart Barab - Mr. Barab was formerly employed with the TI Defense Systems Division of Texas Instruments, Inc. from 1967 to 1999. Raytheon Company acquired the assets of Texas Instruments’ defense operations in 1997, at which time Mr. Barab became a Vice President of Raytheon Company. Mr. Barab started his career as an electrical engineer and then progressed through various levels of program and executive management positions. Prior to his retirement in 1999, Mr. Barab was President of a joint venture between Texas Instruments and Lockheed Martin which was responsible for the development, production and fielding of a new Army missile system. Since his retirement, Mr. Barab has served as a consultant with high technology defense, medical device and telecommunication companies in the areas of corporate leadership, program management and product development. Additionally, he served from May 2004 to November 2006 as the Chief Operating Officer of VuCOMP, Inc., a privately-held medical device company that specializes in creating the algorithm technology for detection of early signs of breast cancer in mammograms. Mr. Barab received his Bachelor of Science degree in Electrical Engineering from the University of Illinois in 1968 and his Master of Science degree in Electrical Engineering from Southern Methodist University in 1975.

•

Timothy W. Harris - Mr. Harris currently serves as the President and Chief Executive Officer of Questia Media, Inc., a privately-held company which provides copyrighted material in online digital libraries. Mr. Harris served on the Board of Directors of Questia Media from December 2002 to the present. Prior to his role as Chief Executive Officer, Mr. Harris held other positions with Questia Media including as Vice President and Chief Operating Officer from January 2000 to December 2005 and as Vice President and Chief Financial Officer from October 1999 to May 2004. Prior to joining Questia Media, Mr. Harris worked for Compaq Computer Corporation for 15 years (1983-1998) in various positions culminating as Vice President and General Manager of their Commercial Desktop Division. Prior to this position, he served as Vice President, General Manager of Compaq’s Value Desktop Division, and in various financial positions at Compaq, including Vice President and Controller, Desktop PC Division and Vice President and Controller, Personal Computer Division, including financial responsibility for worldwide manufacturing operations.

•

Mark Weinzierl – Mr. Weinzierl currently serves as the President and Chief Executive Officer of Enfora, Inc., a privately-held global provider of wireless solutions for both the enterprise and consumer markets. Enfora is focused on providing innovative wireless machine-to-machine solutions. Prior to founding Enfora, Mr. Weinzierl was a co-founder, Executive Vice President and a member of the board of directors of Inet Technologies, Inc., a provider of communications software solutions which was acquired by Tektronix, Inc. in June 2004. He helped lead Inet through its initial public offering in May 1999. In September 1999, Mr. Weinzierl founded Enfora when it acquired the wireless data assets of Inet. Mr. Weinzierl received his Bachelor of Science degree in Electrical (Computer) Engineering from Iowa State University and attended the

University of Texas at Dallas’ MBA program. Mr. Weinzierl is the named inventor of two U.S. patents issued to Enfora.

•

Michael J. Willner - Mr. Willner is the founder of Willner Properties Services, Inc., a privately-held, real estate development, leasing and management company specializing in both commercial and residential properties based in King of Prussia, Pennsylvania. Mr. Willner has been actively involved in developing, managing and leasing real estate for over twenty years. Earlier in his career, Mr. Willner practiced real estate law in New York City with the law firm of Milbank, Tweed, Hadley & McCloy LLP. In addition to being an attorney, Mr. Willner has also practiced as a certified public accountant and, prior to his legal career, was employed as an accountant in the tax department of the accounting firm of Arthur Andersen & Company. Mr. Willner is a graduate of Emory University’s School of Law where he was a member of the law review. He serves on the Board of Directors of Meridian Bank, a privately-held, state-chartered commercial bank headquartered in Berwyn, Pennsylvania.

IMPORTANT INFORMATION

David W. Brandenburg intends to make a preliminary filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with Intervoice’s 2007 annual meeting of shareholders. Shareholders are advised to read the proxy statement and other documents related to the solicitation of proxies from shareholders of Intervoice for use at the 2007 annual meeting when they become available because they will contain important information, including information relating to the participants in such proxy solicitation. When completed, a definitive proxy statement and a form of proxy will be mailed to Intervoice’s shareholders and will be available, along with other relevant documents, at no charge, at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting Innisfree M&A Incorporated by telephone at (888) 750-5834. Information relating to the participants in such proxy solicitation is and will be contained in the proxy statement when it is filed by David W. Brandenburg.

EXHIBIT C

DAVID W. BRANDENBURG

401 NORTH POINT ROAD, NO. 1002

OSPREY, FL 34229

(214) 498-1000

May 30, 2007

VIA OVERNIGHT COURIER

AND FACSIMILE TRANSMISSION

Intervoice, Inc.

17811 Waterview Parkway

Dallas, TX 75252

Attention: Corporate Secretary

Re:	Notice of Nomination of Directors and Proposed Business for the

2007 Annual Meeting of Shareholders of Intervoice, Inc.

Ladies and Gentlemen:

The undersigned, David W. Brandenburg (the “Proponent”), is a holder of record of 100 shares of common stock, no par value per share (the “Shares”), of Intervoice, Inc., a Texas corporation (the “Company”).

As a holder of record of the aforementioned Shares, the Proponent, and in his capacity both as a record and beneficial holder of such Shares, hereby provides notice to the Company that the Proponent intends to nominate David W. Brandenburg, Daniel D. Hammond, Stuart Barab, Wilson David “Bill” Fargo, Timothy W. Harris, Mark A. Weinzierl and Michael J. Willner (sometimes referred to herein as the “Nominees”) for election to the Company’s Board of Directors (the “Company Board”) at the 2007 Annual Meeting of Shareholders of the Company (including any adjournment, postponement, continuation or rescheduling thereof, the “Annual Meeting”). Please also be advised that the Proponent intends to solicit proxies with respect to the election of the Nominees.

It is the understanding of the Proponent that the shareholders of the Company will be asked to elect seven (7) directors at the Annual Meeting, each to serve for a one-year term ending on the date of the annual meeting of shareholders of the Company to be held in 2008. The Proponent reserves the right to nominate a substitute person for election as a director in the event that any Nominee is unable or unwilling to serve as a director or the Company makes or announces any change to the Bylaws of the Company (the “Bylaws”) or takes or announces any other actions that are designed to, or have the effect of, disqualifying any of the Nominees.

The Proponent reserves the right (i) subject to any limitation resulting from an equitable and proper application of the Bylaws, to nominate additional nominees to fill a director’s position, (ii) to nominate additional nominees to fill any director positions created by the Company’s Board prior to or at the Annual Meeting, or (iii) to designate any such nominees as nominees with respect to any class or classes of directors to be elected at the Annual Meeting.

The Proponent also hereby provides notice to the Company that he also intends to propose for shareholder approval at the Annual Meeting, resolutions effecting the proposals listed on Exhibit A to this letter (collectively, the “Proposals”).

The Proponent’s interest in the election of the Nominees and the approval by shareholders of the Proposals is derived from his beneficial ownership of an aggregate of 1,429,162 Shares, including 100 Shares held of record, as noted above.

In connection with his solicitation of proxies from the Company’s shareholders for the election of the Nominees and the approval of the Proposals, the Proponent intends to prepare and deliver his own proxy materials, in accordance with applicable law, to all holders of record of Shares entitled to vote at the Annual Meeting.

This letter also constitutes notice under Rule 14a-4(c)(2)(i) that the Proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting shares required under applicable law to approve the Proposals.

The information included in this notice reflects the best knowledge of the Proponent as of the date hereof. The Proponent reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Proponent shall not be obligated to update any information that may change from and after the date hereof. The Proponent reserves the right to give further notice of his intention to present additional business or further notice of additional nominations, in each case, to be conducted or made at the Annual Meeting or other meeting of the Company’s shareholders or to revise the nominations described herein.

Any claim that this notice is in any way defective or deficient, and all further correspondence on this matter, should be addressed to Barry H. Genkin, Esq., at Blank Rome LLP, via mail at One Logan Square, Philadelphia, Pennsylvania 19103-6998, by telephone at (215) 569-5514, by facsimile at (215) 832-5514 or by e-mail at Genkin@blankrome.com, so that there is adequate opportunity to address such claim in a timely fashion. The giving of this notice is not an admission that this notice is required by any provision in the Bylaws, the Texas Business Corporation Act or any other applicable governing document or provision of law. The Proponent reserves all rights to assert a claim for any damages or costs that he may sustain or incur, including attorneys’ fees, in the event of any dispute concerning the validity of this notice.

IN WITNESS WHEREOF, the Proponent has caused this Notice of Nominations and Proposed Business to be duly executed as of the date first written above.

/s/ DAVID W. BRANDENBURG
David W. Brandenburg

Exhibit A

PROPOSALS BEING MADE BY DAVID W. BRANDENBURG FOR CONSIDERATION AT

THE 2007 ANNUAL MEETING OF SHAREHOLDERS OF

INTERVOICE, INC.

Proposal 1:

To elect the following slate of director nominees: David W. Brandenburg, Daniel D. Hammond, Stuart Barab, Wilson David “Bill” Fargo, Timothy W. Harris, Michael J. Willner and Mark A. Weinzierl, each to serve for a one-year term until Intervoice’s 2008 annual meeting of shareholders and until his successor shall have been elected and qualified.

Proposal 2:

To amend Section 3.02 of the Bylaws to set the size of the board at seven (7) directors and eliminate the ability of the Board of Directors of Intervoice to increase its size without the unanimous consent of all members of such Board of Directors: RESOLVED, that Section 3.02 of the Bylaws is amended, by replacing the first sentence in its entirety with the following sentence and by striking the second sentence: “The number of directors that shall constitute the whole board of directors shall be seven (7) directors.”

Proposal 3:

To amend Article IX of the Bylaws to require the unanimous vote of all directors in order to further amend section 3.02 of the Bylaws, which fixes the number of directors constituting the Board of Directors of Intervoice: RESOLVED, that Article IX of the Bylaws is amended, by adding the following at the end of such section: “Notwithstanding the foregoing, any alteration, amendment or repeal of Section 3.02 of these bylaws by the Board of Directors shall be effective only upon unanimous approval of the Board of Directors.”

Proposal 4:

To repeal each provision of the Bylaws and any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) since July 21, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board, other than those provisions which were duly adopted by the shareholders of Intervoice and those provisions which under Texas law cannot be repealed by the shareholders of Intervoice, and to provide that, without the affirmative vote of the holders of a majority of the stock of Intervoice having voting power, the Intervoice Board of Directors may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision.

EXHIBIT D

DAVID W. BRANDENBURG

401 NORTH POINT ROAD, NO. 1002

OSPREY, FL 34229

(214) 498-1000

May 30, 2007

VIA OVERNIGHT COURIER

AND FACSIMILE TRANSMISSION TO 972-454-8781

Intervoice, Inc.

17811 Waterview Parkway

Dallas, TX 75252

Attention: Corporate Secretary

Re:	Demand to Inspect Shareholder Records

Ladies and Gentlemen:

The undersigned, David W. Brandenburg (the “Undersigned”), is the record and beneficial holder of 100 shares of the Common Stock, no par value per share (the “Common Stock”), of Intervoice, Inc. a Texas corporation (the “Company”). I have been a beneficial holder of such shares of Common Stock for a continuous period exceeding six months prior to the date hereof.

The Undersigned, as holder of record of the Common Stock, hereby demands, pursuant to Article 2.44 of the Texas Business Corporation Act and the common law of the State of Texas, the right, during the Company’s regular hours of business, to inspect the following records and documents of the Company and to make copies or extracts therefrom:

(a) A complete record or list of the Company’s shareholders, certified by its transfer agent(s) and/or registrar(s), showing the name and address of each shareholder and the number of shares registered in the name of each such shareholder (i) as of May 30, 2007, and (ii) as of any record date for the 2007 Annual Meeting of Shareholders of the Company (including any postponement, rescheduling, adjournment or continuation thereof, the “Annual Meeting”) (each record date under the preceding sub-clauses is hereinafter referred to as a “Record Date”);

(b) A magnetic computer tape list of the Company’s shareholders showing the name and addresses of each shareholder and number of shares registered in the name of each such shareholder as of May 30, 2007 and as of any Record Date, such computer processing data as is necessary for the Undersigned to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

(c) A list of all holders of shares of Common Stock of the Company arranged in descending order by number of shares and indicating the names and addresses of all of the Company’s shareholders;

(d) All daily transfer sheets showing changes in the lists of the Company’s shareholders referred to in paragraph (a) above which are in or come into the possession of the Company or its transfer agent from the date of such lists to the date of the Annual Meeting;

(e) All information in or which comes into the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or nominees of any central certificate depository system concerning the number and identity of, and the number of shares held by, the actual beneficial owners of the Common Stock, including (1) the Securities Position Listing and omnibus proxy issued by The Depository Trust Company for any Record Date; (2) all “Weekly Security Position Listing Daily Closing Balances” reports issued by DTC (and authorization for Innisfree M&A Incorporated, the Undersigned’s agent, to receive such reports directly); and (3) all lists (and computer tapes, processing data and printouts as described in (b) above) containing the name, address and number of shares of Common Stock attributable to any participant in any employee stock ownership plan, employee stock purchase plan, dividend reinvestment plan or other employee benefit plan of the Company in which the decision whether to vote shares of Common Stock held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan and the method(s) by which the Undersigned or its agents may communicate with each such participant;

(f) All information in or which comes into the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names and addresses of, and the number of shares held by, the beneficial owners of the Common Stock, including, but not limited to, any list of non-objecting or consenting beneficial owners (“NOBO’s” or “COBO’s”) in the format of a printout and magnetic computer tape listing in descending order balance (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from Broadridge Financial Solutions, Inc.);

(g) A stop list or stop lists relating to any shares of Common Stock as of the dates of the lists referred to in paragraph (a) above;

(h) A correct and complete copy of the Bylaws of the Company, as amended to date, and any and all changes of any sort to the Bylaws of the Company hereafter made through the date of the Annual Meeting, including, without limitation, any amendment to existing Bylaws, any adoption of new Bylaws or deletions of existing Bylaws;

(i) All respondent banks lists and omnibus proxies for such lists pursuant to Rule 14b-2 of the Exchange Act; and

(j) The information and records specified in paragraphs (a), (b), (c), (e), (f), (g) and (i) above as of any Record Date for shareholder action set by the Company’s Board of Directors, by operation of law or otherwise.

The Undersigned further requests that modifications or additions to or deletions from any and all records referred to in paragraphs (a)-(j) above through the date of the Annual Meeting be immediately furnished to the Undersigned or his agents as such modifications, additions or deletions become available to the Company or its agents or representatives.

The Undersigned will forego the demand for inspection if the Company will voluntarily furnish to the Undersigned all the information requested above. The Undersigned will also bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

The purpose of this demand is to enable the Undersigned to communicate with the Company’s shareholders with respect to matters relating to the Undersigned’s proxy solicitation of the Company’s shareholders to have four proposals approved by the shareholders at the Annual Meeting, including the election to the Company’s Board of Directors of seven nominees selected by the Undersigned.

The Undersigned hereby designates and authorizes Innisfree M&A Incorporated, its principals and employees, Blank Rome LLP, its partners and employees, and Akin Gump Strauss Hauer & Feld LLP, its partners and employees, and any other persons designated by the Undersigned, Innisfree M&A Incorporated, Blank Rome LLP or Akin Gump Strauss Hauer & Feld LLP, acting together, singly or in any combination, to conduct, as its agents, the inspection and copying herein requested.

Please advise Barry H. Genkin, Esq., of Blank Rome LLP, via mail at One Logan Square, Philadelphia, Pennsylvania 19103-6998, by telephone at (215) 569-5514, by facsimile at (215) 832-5514 or by e-mail at Genkin@blankrome.com, as promptly as practicable when and where the items requested above will be made available. Please also advise such counsel immediately whether you voluntarily will supply the information requested by this Demand.

If assent to this Demand is not received within five (5) business days from the date hereof, the Undersigned will conclude that the Demand has been refused and will take appropriate steps to secure its rights to examine and copy the demanded material.

Please also be advised that this Demand is not intended to constitute a request under Rule 14a-7 of the Securities Exchange Act of 1934, as amended. The Undersigned expressly reserves the right to make a request pursuant to such Rule as it deems appropriate in the future.

IN WITNESS WHEREOF, the Undersigned has caused this Demand to be duly executed as of the date first written above.

/S/ DAVID W. BRANDENBURG
David W. Brandenburg

POWER OF ATTORNEY

KNOW ALL MEN that David W. Brandenburg (the “Undersigned”) hereby constitutes and appoints Innisfree M&A Incorporated, its officers, employees, agents and other persons designed by Innisfree M&A Incorporated, Blank Rome LLP, its partners, employees, agents and other persons designated by Blank Rome LLP, and Akin Gump Strauss Hauer & Feld LLP, its partners, employees, agents and other persons designated by Akin Gump Strauss Hauer & Feld LLP, acting singly, together, or in any combination, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on his behalf, as a shareholder of Intervoice, Inc., a Texas corporation (the “Company”), to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description, including, without limitation, the articles of incorporation and amendments thereto, minutes, by-laws and amendments thereto and any other business records relating to the Company.

The Undersigned reserves all rights on his part which said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by the Undersigned or said attorneys by written notice to the other.

/S/ DAVID W. BRANDENBURG
David W. Brandenburg

AFFIDAVIT OF FACTS

STATE OF TEXAS	)
	)	SS:
COUNTY OF COLLIN	)

I, David W. Brandenburg, being duly sworn, hereby attests that the information and facts set forth in my letter to Intervoice, Inc., a Texas corporation (the “Company”), which letter is attached hereto (the “Letter”), are true and correct, including the following:

(i) I beneficially hold 1,429,162 shares of the common stock, no par value per share (the “Shares”), of the Company. I am the holder of record of 100 of those Shares.

(ii) I have been a beneficial holder of such Shares for a continuous period exceeding six months prior to the date hereof.

(iii) I will bear the reasonable costs incurred by the Company, including those of its transfer agent(s) and/or registrar(s) in connection with the production of the information that I have requested from the Company.

(iv) The purpose of the demand is to enable me to communicate with the Company’s shareholders with respect to matters relating to their mutual interests, including communicating with such shareholders in connection with my solicitation of proxies (“Proxy Solicitation”) from the Company’s shareholders to be used at the 2007 Annual Meeting of Shareholders, including any postponements, continuations, reschedulings and adjournments thereof (the “Annual Meeting”), in favor of the following four proposals that I will be making at the Annual Meeting:

1.	To elect a slate of seven director nominees, David W. Brandenburg, Daniel D. Hammond, Stuart Barab, Wilson David “Bill” Fargo, Timothy W. Harris, Mark A. Weinzierl and Michael J. Willner (the “Nominees”), to serve as directors of the Issuer for a term that expires upon the later of the annual meeting of shareholders to be held in the year 2008 or until their successors shall have been elected and qualified (“Proposal 1”);

2.	To amend Section 3.02 of the Third Restated Bylaws of the Company (the “Bylaws”) to set the size of the board at seven (7) directors and eliminate the ability of the Company’s Board of Directors (the “Board”) to increase its size without the unanimous consent of the Board (“Proposal 2”);

3.	To amend Article IX of the Bylaws to require the unanimous vote of all directors in order to further amend section 3.02 of the Bylaws, which fixes the number of directors constituting the Board (“Proposal 3”); and

4.

To repeal each provision of the Bylaws and any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the by-laws) since July 21, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board, other than those provisions which were duly adopted by the shareholders of Company and those provisions which under Texas law cannot be repealed by the shareholders of the Company, and to provide that, without the affirmative vote of the holders of a majority of the stock of the Company having voting power, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision (“Proposal 4,” and collectively with Proposal 1, Proposal 2 and Proposal 3, the “Proposals”).

(v) I confirm that the security holder list information provided by the Company to me pursuant to the Letter (the “List Information”) will not be used for any purpose other than to solicit the Company’s shareholders with respect to the Proposals; and I will not disclose the List Information to any person other than an employee or agent of mine (or my fellow participants, as such term is defined in Instruction 3 of Item 4 of Schedule 14A) to the extent necessary to effectuate the communication or Proxy Solicitation.

(vi) I will forego the demand for inspection of the Company’s shareholder lists and corporate records if the Company voluntarily furnishes to me all of the information requested in the Letter.

I state that the above statements are true to my knowledge, information and belief.

/S/ DAVID W. BRANDENBURG
David W. Brandenburg

SWORN TO AND SUBSCRIBED before me this 30th day of May 2007.

/s/ BARBARA A. JONES
Notary Public

My commission expires February 8, 2010.

EXHIBIT E

DAVID W. BRANDENBURG

401 NORTH POINT ROAD, NO. 1002

OSPREY, FL 34229

(214) 498-1000

May 31, 2007

VIA OVERNIGHT COURIER

AND FACSIMILE TRANSMISSION TO 972-454-8781

Intervoice, Inc.

17811 Waterview Parkway

Dallas, TX 75252

Attention: Corporate Secretary

Re:	Revised Demand to Inspect Shareholder Records

Ladies and Gentlemen:

This letter replaces my letter dated May 30, 2007 with respect to my demand to inspect shareholder records and corrects certain information contained therein with respect to my stock ownership.

The undersigned, David W. Brandenburg (the “Undersigned”), is the record and beneficial holder of 100 shares of the Common Stock, no par value per share (the “Common Stock”), of Intervoice, Inc., a Texas corporation (the “Company”). I have been a beneficial holder of such 100 shares of the Common Stock for a continuous period exceeding six months prior to the date hereof. I beneficially hold 1,429,162 shares of the Common Stock, including the 100 shares of the Common Stock that I hold of record. Except with respect to 50,000 shares of the Common Stock that I have purchased since December 1, 2006, I have been a beneficial holder of all of my shares of Common Stock for a continuous period exceeding six months prior to the date hereof.

The Undersigned, as a holder of record of the Common Stock, hereby demands, pursuant to Article 2.44 of the Texas Business Corporation Act and the common law of the State of Texas, the right, during the Company’s regular hours of business, to inspect the following records and documents of the Company and to make copies or extracts therefrom:

(a) A complete record or list of the Company’s shareholders, certified by its transfer agent(s) and/or registrar(s), showing the name and address of each shareholder and the number of shares registered in the name of each such shareholder (i) as of May 30, 2007, and (ii) as of any record date for the 2007 Annual Meeting of Shareholders of the Company (including any postponement, rescheduling, adjournment or continuation thereof, the “Annual Meeting”) (each record date under the preceding sub-clauses is hereinafter referred to as a “Record Date”);

(b) A magnetic computer tape list of the Company’s shareholders showing the name and addresses of each shareholder and number of shares registered in the name of each such shareholder as of May 30, 2007 and as of any Record Date, such computer processing data as is necessary for the Undersigned to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

(c) A list of all holders of shares of Common Stock of the Company arranged in descending order by number of shares and indicating the names and addresses of all of the Company’s shareholders;

(d) All daily transfer sheets showing changes in the lists of the Company’s shareholders referred to in paragraph (a) above which are in or come into the possession of the Company or its transfer agent from the date of such lists to the date of the Annual Meeting;

(e) All information in or which comes into the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or nominees of any central certificate depository system concerning the number and identity of, and the number of shares held by, the actual beneficial owners of the Common Stock, including (1) the Securities Position Listing and omnibus proxy issued by The Depository Trust Company for any Record Date; (2) all “Weekly Security Position Listing Daily Closing Balances” reports issued by DTC (and authorization for Innisfree M&A Incorporated, the Undersigned’s agent, to receive such reports directly); and (3) all lists (and computer tapes, processing data and printouts as described in (b) above) containing the name, address and number of shares of Common Stock attributable to any participant in any employee stock ownership plan, employee stock purchase plan, dividend reinvestment plan or other employee benefit plan of the Company in which the decision whether to vote shares of Common Stock held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan and the method(s) by which the Undersigned or its agents may communicate with each such participant;

(f) All information in or which comes into the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names and addresses of, and the number of shares held by, the beneficial owners of the Common Stock, including, but not limited to, any list of non-objecting or consenting beneficial owners (“NOBO’s” or “COBO’s”) in the format of a printout and magnetic computer tape listing in descending order balance (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from Broadridge Financial Solutions, Inc.);

(g) A stop list or stop lists relating to any shares of Common Stock as of the dates of the lists referred to in paragraph (a) above;

(h) A correct and complete copy of the Bylaws of the Company, as amended to date, and any and all changes of any sort to the Bylaws of the Company hereafter made through the date of the Annual Meeting, including, without limitation, any amendment to existing Bylaws, any adoption of new Bylaws or deletions of existing Bylaws;

(i) All respondent banks lists and omnibus proxies for such lists pursuant to Rule 14b-2 of the Exchange Act; and

(j) The information and records specified in paragraphs (a), (b), (c), (e), (f), (g) and (i) above as of any Record Date for shareholder action set by the Company’s Board of Directors, by operation of law or otherwise.

The Undersigned further requests that modifications or additions to or deletions from any and all records referred to in paragraphs (a)-(j) above through the date of the Annual Meeting be immediately furnished to the Undersigned or his agents as such modifications, additions or deletions become available to the Company or its agents or representatives.

The Undersigned will forego the demand for inspection if the Company will voluntarily furnish to the Undersigned all the information requested above. The Undersigned will also bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

The purpose of this demand is to enable the Undersigned to communicate with the Company’s shareholders with respect to matters relating to the Undersigned’s proxy solicitation of the Company’s shareholders to have four proposals approved by the shareholders at the Annual Meeting, including the election to the Company’s Board of Directors of seven nominees selected by the Undersigned.

The Undersigned hereby designates and authorizes Innisfree M&A Incorporated, its principals and employees, Blank Rome LLP, its partners and employees, and Akin Gump Strauss Hauer & Feld LLP, its partners and employees, and any other persons designated by the Undersigned, Innisfree M&A Incorporated, Blank Rome LLP or Akin Gump Strauss Hauer & Feld LLP, acting together, singly or in any combination, to conduct, as its agents, the inspection and copying herein requested.

Please advise Barry H. Genkin, Esq., of Blank Rome LLP, via mail at One Logan Square, Philadelphia, Pennsylvania 19103-6998, by telephone at (215) 569-5514, by facsimile at (215) 832-5514 or by e-mail at Genkin@blankrome.com, as promptly as practicable when and where the items requested above will be made available. Please also advise such counsel immediately whether you voluntarily will supply the information requested by this Demand.

If assent to this Demand is not received within five (5) business days from the date hereof, the Undersigned will conclude that the Demand has been refused and will take appropriate steps to secure its rights to examine and copy the demanded material.

Please also be advised that this Demand is not intended to constitute a request under Rule 14a-7 of the Securities Exchange Act of 1934, as amended. The Undersigned expressly reserves the right to make a request pursuant to such Rule as it deems appropriate in the future.

IN WITNESS WHEREOF, the Undersigned has caused this Demand to be duly executed as of the date first written above.

/S/ DAVID W. BRANDENBURG
David W. Brandenburg

POWER OF ATTORNEY

KNOW ALL MEN that David W. Brandenburg (the “Undersigned”) hereby constitutes and appoints Innisfree M&A Incorporated, its officers, employees, agents and other persons designed by Innisfree M&A Incorporated, Blank Rome LLP, its partners, employees, agents and other persons designated by Blank Rome LLP, and Akin Gump Strauss Hauer & Feld LLP, its partners, employees, agents and other persons designated by Akin Gump Strauss Hauer & Feld LLP, acting singly, together, or in any combination, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on his behalf, as a shareholder of Intervoice, Inc., a Texas corporation (the “Company”), to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description, including, without limitation, the articles of incorporation and amendments thereto, minutes, by-laws and amendments thereto and any other business records relating to the Company.

The Undersigned reserves all rights on his part which said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by the Undersigned or said attorneys by written notice to the other.

/s/ David W. Brandenburg
David W. Brandenburg

AFFIDAVIT OF FACTS

STATE OF TEXAS	)
	)	SS:
COUNTY OF COLLIN	)

I, David W. Brandenburg, being duly sworn, hereby attests that the information and facts set forth in my letter to Intervoice, Inc., a Texas corporation (the “Company”), which letter is attached hereto (the “Letter”), are true and correct, including the following:

(i) I beneficially hold 1,429,162 shares of the common stock, no par value per share (the “Shares”), of the Company. I am the holder of record of 100 of those Shares.

(ii) I have been a beneficial holder of the 100 Shares that I hold of record for a continuous period exceeding six months prior to the date hereof.

(iii) I will bear the reasonable costs incurred by the Company, including those of its transfer agent(s) and/or registrar(s) in connection with the production of the information that I have requested from the Company.

(iv) The purpose of the demand is to enable me to communicate with the Company’s shareholders with respect to matters relating to their mutual interests, including communicating with such shareholders in connection with my solicitation of proxies (“Proxy Solicitation”) from the Company’s shareholders to be used at the 2007 Annual Meeting of Shareholders, including any postponements, continuations, reschedulings and adjournments thereof (the “Annual Meeting”), in favor of the following four proposals that I will be making at the Annual Meeting:

1.	To elect a slate of seven director nominees, David W. Brandenburg, Daniel D. Hammond, Stuart Barab, Wilson David “Bill” Fargo, Timothy W. Harris, Mark A. Weinzierl and Michael J. Willner (the “Nominees”), to serve as directors of the Issuer for a term that expires upon the later of the annual meeting of shareholders to be held in the year 2008 and until their successors shall have been elected and qualified (“Proposal 1”);

2.	To amend Section 3.02 of the Third Restated Bylaws of the Company (the “Bylaws”) to set the size of the board at seven (7) directors and eliminate the ability of the Company’s Board of Directors (the “Board”) to increase its size without the unanimous consent of the Board (“Proposal 2”);

3.	To amend Article IX of the Bylaws to require the unanimous vote of all directors in order to further amend section 3.02 of the Bylaws, which fixes the number of directors constituting the Board (“Proposal 3”); and

4.

To repeal each provision of the Bylaws and any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the by-laws) since July 21, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board, other than those provisions which were duly adopted by the shareholders of Company and those provisions which under Texas law cannot be repealed by the shareholders of the Company, and to provide that, without the affirmative vote of the holders of a majority of the stock of the Company having voting power, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision (“Proposal 4,” and collectively with Proposal 1, Proposal 2 and Proposal 3, the “Proposals”).

(v) I confirm that the security holder list information provided by the Company to me pursuant to the Letter (the “List Information”) will not be used for any purpose other than to solicit the Company’s shareholders with respect to the Proposals; and I will not disclose the List Information to any person other than an employee or agent of mine (or my fellow participants, as such term is defined in Instruction 3 of Item 4 of Schedule 14A) to the extent necessary to effectuate the communication or Proxy Solicitation.

(vi) I will forego the demand for inspection of the Company’s shareholder lists and corporate records if the Company voluntarily furnishes to me all of the information requested in the Letter.

I state that the above statements are true to my knowledge, information and belief.

/S/ DAVID W. BRANDENBURG
David W. Brandenburg

SWORN TO AND SUBSCRIBED before me this 31st day of May 2007.

/S/ ALFONSO GIOVANNI GORDILLO ARROYO
Notary Public

My commission expires November 4, 2009.

EXHIBIT F

Investor Contacts:

Innisfree M&A Incorporated

Arthur B. Crozier

1-888-750-5834

Media Contacts:

David W. Brandenburg

1-214-498-1000

FOR IMMEDIATE RELEASE

FORMER CHAIRMAN AND CEO OF INTERVOICE (NASDAQ: INTV)

DAVID W. BRANDENBURG FILES PRELIMINARY PROXY MATERIALS TO ELECT

SEVEN NOMINEES TO INTERVOICE’S BOARD OF DIRECTORS

Proposes Slate of Highly Qualified and Very Experienced Nominees

OSPREY, FLORIDA June 1, 2007 – David W. Brandenburg today announced that he has filed with the Securities and Exchange Commission preliminary proxy materials in connection with his nomination of seven highly qualified and very experienced individuals, including himself and Daniel D. Hammond, a co-founder of Intervoice, for election to the Board of Directors of Intervoice, Inc. (NASDAQ: INTV) at Intervoice’s 2007 Annual Meeting of Shareholders. Intervoice’s current board of directors consists of seven members, all of whose one-year terms end at the 2007 Annual Meeting.

Mr. Brandenburg is the beneficial owner of 1,429,162 shares of Intervoice’s common stock which represents approximately 3.7% percent of Intervoice’s issued and outstanding common shares, based upon the amount of shares reported to be issued and outstanding in Intervoice’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007. In addition to being a significant shareholder, Mr. Brandenburg is a former Chairman, CEO and director of Intervoice.

“As a significant shareholder focused on creating greater value for all Intervoice shareholders, I believe that it is time for a change in Intervoice’s direction and in its governance,” said David W. Brandenburg. “In recent months, I have made recommendations to the company in an attempt to assist it in growing its revenues and enhancing its profitability. While I believe that Intervoice has adopted a few of my recommendations and ideas for positioning the company for future growth and profitability, much more remains to be done if Intervoice is going to be able to return greater value to its shareholders. As directors of a reconstituted Board, my nominees will press Intervoice to focus urgently on growing revenues and increasing returns for investors. My nominees will provide fresh thinking, fresh perspectives and fresh ideas. My fellow Intervoice shareholders should be entitled to the opportunity to vote for an alternative slate of director nominees – that is the opportunity to replace the entire incumbent board with new members with a different base of experience and expertise. Alternatively, if shareholders wish to maintain the status quo, they can vote to re-elect the incumbent directors who are nominated by Intervoice. I believe that just the presence of an alternative slate of director nominees will benefit all shareholders and will increase the likelihood that meaningful actions will be taken to benefit Intervoice and all of its shareholders.”

David W. Brandenburg’s seven director nominees, including himself, together form a highly qualified, very experienced and dedicated team that is committed to positioning the company for long-term growth and profitability and delivering enhanced value for shareholders. If elected, they will be actively engaged in guiding Intervoice’s senior management, and holding them accountable for delivering consistent revenue growth and profitability.

Copies of the preliminary proxy materials of David W. Brandenburg are available at the Securities and Exchange Commission’s website at http://www.sec.gov. They can also be obtained by contacting Innisfree M&A Incorporated by telephone at (888) 750-5834.

IMPORTANT INFORMATION

Shareholders are advised to read the proxy statement and other documents related to the solicitation of proxies from shareholders of Intervoice for use at the 2007 annual meeting when they become available because they will contain important information, including information relating to the participants in such proxy solicitation. When completed, a definitive proxy statement and a form of proxy will be mailed to Intervoice’s shareholders and will be available, along with other relevant documents, at no charge, at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting Innisfree M&A Incorporated by telephone at (888) 750-5834. Information relating to the participants in such proxy solicitation is and will be contained in the proxy statement when it is filed by David W. Brandenburg.